Exhibit 99.1

ERYTECH’S COMBINED SHAREHOLDERS’ MEETING

Meeting held in closed session on June 26, 2020

Live webcast of the Shareholders’ Meeting

Availability of the preparatory documents for the Shareholders’ Meeting

Lyon (France), May 26, 2020 – Erytech Pharma (Euronext Paris and Nasdaq: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, is announcing that its Combined Shareholders’ Meeting will be held in French in closed session at 2pm CEST on Friday, June 26, 2020, and also the associated details.

In compliance with recent French legislation1 and per the recommendations of the French financial markets authority (Autorité des Marchés Financiers or AMF), Erytech confirms that its Annual Ordinary and Extraordinary Shareholders Meeting will take place at 2pm (Paris time) on June 26, 2020 in a closed session, without any shareholders being present in person. Please note that the AMF strongly encourages shareholders to vote, as such right is a fundamental prerogative of each shareholder, by means of distance voting, with all votes to be cast ahead of the Shareholders’ Meeting.

Voting procedures

For your vote to count:

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For holders of registered shares: registered shareholders must return their completed and signed postal voting form or proxy form, using the T envelope provided with the notice of meeting, to Société Générale Securities Services, Service des Assemblées, CS 30812, 44308 Nantes Cedex 03.

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For holders of bearer shares: holders of bearer shares must return their single postal voting form or proxy form, completed and signed, to the authorized financial intermediary who manages their securities account. The financial intermediary will prove that they are shareholders and will return the form to Société Générale Securities Services.

These documents must reach us by June 23, 2020.

In the event that a proxy is given to a natural or legal person, the proxy holder shall send its voting instruction to Société Générale, by e-mail to the following address: assemblees.generales@sgss.socgen.com. The deadline for receipt is June 22, 2020.

Shareholders’ Meeting to be held in closed session without any shareholders being present in person

All the requisite arrangements for the Shareholders’ Meeting to proceed smoothly amid the current health situation have been made:

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shareholders will be able to follow events at the Shareholders’ Meeting live in a webconference via the following link: https://onlinexperiences.com/Launch/QReg/ShowUUID=FD05909A-415A-4370-886C-15976ECA1B60&LangLocaleID=1036

1 Law of 23 March 2020 to respond to COVID-19 and decree dated 25 March 2020

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for written questions, because it will not be possible for shareholders to ask questions during the Shareholders’ Meeting, Erytech recommends that they should send in written questions to the registered office by registered letter with return receipt requested to the Chairman of the Board of Directors or by email to legal@erytech.com no later than by the fourth business day prior to the Shareholders’ Meeting (i.e., by June 22, 2020). Given the exceptional circumstances, the Company is asking shareholders to email in their questions, wherever possible, attaching a certificate proving that they own shares in Erytech.

Availability of the documents for the Shareholders’ Meeting

The notice of meeting including the agenda and the draft resolutions, together with the principal details for attending and voting at the Combined Shareholders’ Meeting was published in the French Bulletin of Legal Announcements no. 61 on May 20, 2020.

Shareholders have access to the preparatory and information documents for the Shareholders’ Meeting as provided for by law and the regulations. They may also be viewed on the Company website at: https://investors.erytech.com/general-meeting

About ERYTECH and eryaspase: www.erytech.com

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs. ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival.

The Company’s lead product candidate, eryaspase, which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cell’s altered asparagine and glutamine metabolism. Eryaspase is in Phase 3 clinical development for the treatment of second-line pancreatic cancer and in Phase 2 for the treatment of first-line triple-negative breast cancer. An investigator-sponsored Phase 2 study in second-line acute lymphoblastic leukemia is ongoing in the Nordic countries of Europe.

ERYTECH produces its product candidates for treatment of patients in Europe at its GMP-approved manufacturing site in Lyon, France, and for patients in the United States at its GMP manufacturing site in Princeton, New Jersey, USA.

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

CONTACTS

ERYTECH Eric Soyer CFO & COO	LifeSci Advisors, LLC Investor Relations Corey Davis, Ph.D.	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations

+33 4 78 74 44 38 investors@ERYTECH.com	+1 (212) 915 - 2577 cdavis@lifesciadvisors.com	+33 1 44 71 94 94 ERYTECH@newcap.eu

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